Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

April 26, 2018

Orbotech Ltd. — Shares and Equity-Based Compensation Q&As

The following Q&As are intended to address some of the questions you may have regarding how the proposed acquisition (the “Acquisition”) of Orbotech Ltd. (“Orbotech”) by KLA-Tencor Corporation (“KLA-Tencor”) will affect your Orbotech shares and your Orbotech equity-based compensation awards. These Q&As are being provided to you as an employee of Orbotech for informational purposes only. Any information contained in these Q&As is qualified in its entirety by the terms of the merger agreement between Orbotech and KLA-Tencor (the “Merger Agreement”), the applicable Orbotech equity-based compensation plan and award agreement and any other agreement executed in connection with the Acquisition. All amounts below are denominated in United States Dollars.

Q1.	What will happen to my Orbotech shares?

A1.	If you hold Orbotech shares at the closing of the Acquisition (the “Closing”), you will become entitled to receive the Merger Consideration. The “Merger Consideration” is composed of two components: (i) a cash payment equal to $38.86 for each Orbotech share (the “Cash Merger Consideration”); and (ii) 0.25 of a KLA-Tencor share for each Orbotech share (the “Stock Merger Consideration”).

For example, if you hold 100 Orbotech shares, you will receive a cash payment equal to $3,886.00 (i.e., 100 multiplied by $38.86) and 25 shares of KLA-Tencor common stock (i.e., 100 multiplied by 0.25) (in each case, less any applicable tax withholdings).

Q2.	What will happen to any fractional KLA-Tencor shares payable in respect of my Orbotech Shares?

A2.	Any fractional KLA-Tencor shares that are payable in respect of your Orbotech shares will be settled in cash in accordance with the volume-weighted average of KLA-Tencor’s stock price over the ten-day period immediately prior to the Closing (the “Average KLA-Tencor Closing Price”).

For example, if you hold 103 Orbotech shares, and assuming the Average KLA-Tencor Closing Price is $111.00 per share1, you will receive: (i) a cash payment equal to $4,002.58 (i.e., 103 multiplied by $38.86); (ii) 25 shares of KLA-Tencor common stock (i.e., the number of whole shares determined by multiplying 103 by 0.25); and (iii) an additional cash payment equal to $83.25 in respect of the fractional KLA-Tencor shares (i.e., 0.75 fractional KLA-Tencor shares multiplied by $111.00) (in all cases, less any applicable tax withholdings).

[1]	Note, the $111.00 price per share is hypothetical and the actual Average KLA-Tencor Closing Price will not be determinable until Closing.

Q3.	What will happen to my unvested Orbotech equity awards?

A3.	Prior to the Closing, all unvested equity awards will continue to vest in accordance with their terms and subject to the same applicable vesting and performance conditions. Any unvested equity awards that remain outstanding at the Closing will be assumed by KLA-Tencor as described below.

Q4.	What will happen to my unvested Orbotech restricted share units (“RSUs”)?

A4.	If you hold unvested RSUs as of the Closing, they will be assumed by KLA-Tencor and thereafter convert into the right to receive shares of KLA-Tencor common stock upon vesting. The RSUs will generally contain the same terms and conditions as were applicable to your Orbotech RSUs. The number of KLA-Tencor shares subject to your assumed RSUs will be determined by multiplying the number of Orbotech shares subject to your Orbotech RSUs by an exchange ratio (the “Exchange Ratio”), which is equal to the Stock Merger Consideration plus a fraction, the numerator of which is the Cash Merger Consideration and the denominator of which is the Average KLA-Tencor Closing Price, with the result rounded to the nearest whole share.

For example, assuming the Average KLA-Tencor Closing Price is $111.00 per share, then the Exchange Ratio would equal 0.60 (0.25 plus 0.35 (i.e., $38.86 divided by $111.00)). If you hold 100 unvested RSUs, the number of KLA-Tencor shares subject to your assumed RSUs would equal 60 (i.e., 100 multiplied by 0.60).

Q5.	Some of my RSUs are subject to performance conditions. How will these RSUs be treated?

A5.	All performance goals that have not been determined as of the Closing will be considered to have been achieved at maximum levels on the Closing.

Q6.	What will happen to my vested Orbotech options?

A6.	You may continue to exercise your vested Orbotech options until the Closing in the normal way, subject to normal conditions including the Orbotech Policy on Confidentiality and Trading in Orbotech Securities. If you hold any vested options as of the Closing, such options will be cancelled, and you will become entitled to receive the Merger Consideration that would have been payable on a ‘net exercise’ of each such option (i.e., by taking into account the difference between: (i) the value of the Merger Consideration determined using the Average KLA-Tencor Closing Price; and (ii) the applicable option exercise price) (“Net Shares”). Any fractional Net Share will be settled in cash in an amount equal to, with respect to such fractional net share: (i) the Cash Merger Consideration; plus (ii) the Stock Merger Consideration multiplied by the Average KLA-Tencor Closing Price.

For example, assuming the Average KLA-Tencor Closing Price is $111.00 per share, then the equivalent cash value of the Merger Consideration would be $66.61 ($38.86 plus $27.75 (i.e., 0.25 multiplied by $111.00)).

If you hold a vested option to purchase 100 Orbotech shares at $16.00 per share, then the Net Shares that would be obtained in ‘net exercise’ of your cancelled options would be 75.98 shares (i.e., 100 options multiplied by the difference between $66.61 and $16.00, and the result divided by $66.61). Therefore, in respect of such Orbotech option, you would be entitled to receive: (i) a cash payment equal to $2,914.50 (i.e., the number of whole Net Shares multiplied by the Cash Consideration of $38.86); (ii) 18 KLA-Tencor shares (i.e., the number of whole shares determined by multiplying the number of whole Net Shares by the Stock Merger Consideration of 0.25 of a KLA-Tencor share); (iii) an additional cash payment equal to $83.25 in respect of the fractional KLA-Tencor shares obtained by multiplying the number of whole Net Shares by the Stock Merger Consideration (i.e., 0.75 fractional KLA-Tencor shares multiplied by $111.00); and (iv) an additional cash payment equal to $65.27 in respect of the fractional Net Shares (i.e., 0.98 Net Shares multiplied by $66.61 (the cash value of the Merger Consideration)) (in each case, less any applicable tax withholdings).

Q7.	What will happen to my unvested Orbotech options?

A7.	If you hold unvested Orbotech options as of the Closing, they will be assumed by KLA-Tencor and thereafter be exercisable for KLA-Tencor common stock and will generally contain the same terms and conditions as were applicable to your Orbotech options. The number of KLA-Tencor shares and the exercise price of your KLA-Tencor options will be adjusted in accordance with the Merger Agreement.

The number of KLA-Tencor shares that will be subject to your assumed options will be determined by multiplying the number of Orbotech shares subject to your Orbotech options by the Exchange Ratio, with the result rounded down to the nearest whole share. The exercise price of your assumed options will be determined by dividing the exercise price of your Orbotech options by the Exchange Ratio, with the result rounded up to the nearest whole cent.

For example, if you hold an unvested option to purchase 100 Orbotech shares at $16.00 per share, and assuming the Average KLA-Tencor Closing Price is $111.00 per share with a corresponding Exchange Ratio of 0.60 (as calculated above), your assumed option would be exercisable for 60 KLA-Tencor shares (i.e., 100 multiplied by 0.60) and the exercise price of your assumed option would be $26.67 (i.e., $16.00 divided by 0.60) (as a result of rounding up to the nearest cent).

Q8.	What are the tax consequences relating to my Orbotech equity-based awards?

A8.	You should consult a financial or tax advisor regarding the tax consequences of the treatment of your Orbotech equity-based awards in connection with the Acquisition. You will be responsible for any taxes relating to the treatment of your Orbotech equity-based awards.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2017 and quarterly report on Form 10-Q for the quarter ended December 31, 2017. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the Securities and Exchange Commission, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This communication is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).